UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed on August 28, 2023 by Abcam plc (the “Company”), on August 26, 2023 the Company entered into an agreement with Danaher Corporation (“Danaher”) and Diadem Holdco Limited (the “Purchaser”), providing for, subject to the terms and conditions of such transaction agreement (the “Transaction Agreement”), the acquisition of the Company by the Purchaser (the “Acquisition”), which is expected to be implemented by means of a scheme of arrangement under the laws of England and Wales. As previously disclosed in the Report of Foreign Private Issuer on Form 6-K, filed on October 5, 2023, the Company announced the publication of a scheme circular, together with the related forms of proxy, in connection with the court meeting of the Company’s shareholders (the “Court Meeting”) and general meeting of the Company’s shareholders (the “General Meeting”) required to implement the Acquisition.

The Company today issued a press release announcing that the resolutions put to the Company’s shareholders at the Court Meeting and the General Meeting, which were each held on November 6, 2023, were passed by the requisite majority of votes. A copy of the press release is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated November 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: November 6, 2023	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer